(4)(ii)(d)
                    INDIVIDUAL RETIREMENT ANNUITY ENDORSEMENT



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                  GE CAPITAL LIFE ASSURANCE COMPANY OF NEW YORK
                    INDIVIDUAL RETIREMENT ANNUITY ENDORSEMENT

The policy or contract ("Contract") to which this Endorsement is attached is issued as an individual retirement annuity ("IRA") described in Section 408(b) of the Internal Revenue Code of 1986 (the "Code"), and all provisions of the Contract, as endorsed, shall be interpreted in accordance with the requirements of that Section. Notwithstanding any provision contained therein to the contrary, the Contract to which this Endorsement is attached is amended as follows:

Article 1 - Owner and Annuitant

The Owner must be the sole Owner of the Contract. Also, the Owner and the Annuitant must be the same individual. A Joint Owner or Contingent Annuitant cannot be named. Also, except as otherwise permitted under the Code and applicable regulations, neither the Owner nor the Annuitant can be changed. Furthermore, all distributions made while the Owner is alive must be made to the Owner.

Article 2 - Joint Annuitant

The Joint Annuitant, if one is named, must be either the Owner's spouse or an individual who is not more than 10 years younger than the Owner. All payments made under a joint and survivor optional payment plan after the Owner's death while the Joint Annuitant is alive must be made to the Joint Annuitant.

Article 3 - Nontransferable and Nonforfeitable

The Contract is established for the exclusive benefit of the Owner and his or her beneficiaries. The interest of the Owner in this Contract is nontransferable and, except as provided by law, is nonforfeitable. In particular, the Contract may not be sold, assigned, discounted, or pledged as collateral for a loan or as security for the performance of an obligation or for any other purpose to any person other than to the Company.

Article 4 - Premium Payments

Except in the case of a rollover contribution (as permitted by Sections 402(c), 403(a)(4), 403(b)(8), or 408(d)(3) of the Code) or a contribution made in accordance with the terms of a Simplified Employee Pension (SEP) as described in
Section 408(k) of the Code, or a nontaxable transfer from an individual retirement account under Section 408(a) of the Code or another IRA under Section 408(b) of the Code, contributions must be paid in cash and the total of such contributions shall not exceed $2,000 for any taxable year.

No contribution will be accepted under a SIMPLE plan established by any employer pursuant to Code Section 408(p). No transfer or rollover of funds attributable to contributions made by a particular employer under its SIMPLE plan will be accepted from a SIMPLE IRA, that is, an IRA used in conjunction with a SIMPLE plan, prior to the expiration of the 2-year period beginning on the date the individual first participated in that employer's SIMPLE plan.

The minimum additional premium is $50.00, if additional premium payments are allowed under the Contract.

Any refund of premiums (other than those attributable to excess contributions) will be applied, before the close of the calendar year following the year of the refund, toward the payment of future premiums or the purchase of additional benefits.


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Article 5 - Required Distributions Generally

The Owner's entire interest in this Contract shall be distributed as required under Section 408(b) of the Code and applicable regulations.

Article 6 - Required Beginning Date

As used in this Endorsement, the term "required beginning date" means April 1 of the calendar year following the calendar year in which the Owner attains age 70 1/2.

Article 7 - Distributions During Owner's Life

Unless otherwise permitted under applicable law, the Owner's entire interest in the Contract shall be distributed no later than the required beginning date, or commence to be distributed beginning no later than the required beginning date, over (a) the life of the Owner, or the lives of the Owner and his or her designated beneficiary (within the meaning of Section 401(a)(9) of the Code), or
(b) a period certain not extending beyond the life expectancy of the Owner, or the joint and last survivor expectancy of the Owner and his or her designated beneficiary, as required by law. Payments must be made in periodic payments at intervals of no longer than one year. In addition, payments must be either nonincreasing or they may increase only as provided in Q&A F-3 of Section 1.401(a)(9)-1 of the Proposed Income Tax Regulations.

If the Owner's interest is to be distributed over a period greater than one year, the amount to be distributed by December 31 of each year (including the year in which the required beginning date occurs) will be made in accordance with the requirements of Section 401(a)(9) of the Code, including the incidental death benefit requirements of Section 401(a)(9)(G) of the Code, and the regulations thereunder, including the minimum distribution incidental benefit requirement of Section 1.401(a)(9)-2 of the Proposed Income Tax Regulations.

Article 8 - Distributions After Owner's Death

Unless otherwise permitted under applicable law, if the Owner dies on or after the required beginning date (or if distributions have begun before the required beginning date as irrevocable annuity payments), any remaining portion of the Owner's interest shall be distributed at least as rapidly as under the method of distribution in effect as of the Owner's death.

Unless otherwise permitted under applicable law, if the Owner dies before the required beginning date and an irrevocable annuity distribution has not begun, the entire interest will be distributed by December 31 of the calendar year containing the fifth anniversary of the Owner's death, except that:
         (a) if the interest is payable to an individual who is the Owner's designated beneficiary, the designated beneficiary may elect to receive the entire interest over the life of the designated beneficiary or over a period not extending beyond the life expectancy of the designated beneficiary, commencing on or before December 31 of the calendar year immediately following the calendar year in which the Owner died; or
         (b) if the designated beneficiary is the Owner's surviving spouse, the surviving spouse may elect to receive the entire interest over the life of the surviving spouse or over a period not extending beyond the life expectancy of the surviving spouse, commencing at any date on or before the later of:
                  (i) December 31 of the calendar year immediately following the calendar year in which the Owner died, and

                  (ii) December 31 of the calendar year in which the Owner would have attained age 70 1/2.


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         If the surviving spouse dies before distributions begin, the limitations of this Article 8 (without regard to this paragraph (b)) will be applied as if the surviving spouse were the Owner.

         An irrevocable election of the method of distribution by a designated beneficiary who is the surviving spouse must be made no later than the earlier of December 31 of the calendar year containing the fifth anniversary of the Owner's death or the date distributions are required to begin pursuant to this paragraph (b).

         If the designated beneficiary is the Owner's surviving spouse, the spouse may irrevocably elect to treat the Contract as his or her own IRA. This election will be deemed to have been made if such surviving spouse, subject to the requirements of Article 4 of this Endorsement:
                  (i)      makes a regular IRA contribution to the Contract;
                  (ii)     makes a rollover to or from the Contract; or
                  (iii) fails to elect that his or her interest will be distributed in accordance with one of the preceding provisions of this paragraph

An irrevocable election of the method of distribution by a designated beneficiary who is not the surviving spouse must be made no later than December 31 of the calendar year immediately following the calendar year in which the Owner died. If no such election is made, the entire interest will be distributed by December 31 of the calendar year containing the fifth anniversary of the Owner's death.

Distributions under this Article 8 are considered to have begun if distributions are made on account of the individual reaching his or her required beginning date or if prior to the required beginning date distributions irrevocably commence to the individual over a period permitted and in an annuity form acceptable under Section 1.401(a)(9) of the Proposed Income Tax Regulations.

Article 9 - Life Expectancy Calculations

Life Expectancy is computed by use of the expected return multiples in Tables V and VI of Section 1.72-9 of the Income Tax Regulations.

Life expectancies shall be recalculated annually provided that annual recalculation is elected by the time distributions are required to begin (a) by the Owner, or (b) for purposes of distributions beginning after the Owner's death, by the surviving spouse. Such an election shall be irrevocable as to the Owner and the surviving spouse, and will apply to all subsequent years.

The life expectancy of a non-spouse designated beneficiary (a) may not be recalculated, and (b) shall be calculated using the attained age of such designated beneficiary during the calendar year in which distributions are required to begin pursuant to this Endorsement. Payments for any subsequent calendar year will be calculated based on such life expectancy reduced by one for each calendar year which has elapsed since the calendar year in which life expectancy was first calculated.

Article 10 - Optional Payment Plans

All optional payment plans under the Contract must meet the requirements of
Section 408(b) of the Code and applicable regulations. The provisions of this Endorsement reflecting the requirements of Code Sections 401(a)(9) and 408(b) override any optional payment plan inconsistent with such requirements.


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If a guaranteed period of payments is chosen under an optional payment plan, the length of the period must not exceed the shorter of (1) the Owner's life expectancy, or if a Joint Annuitant is named, the joint and last survivor expectancy of the Owner and the Joint Annuitant, and (2) the applicable maximum period under Section 1.401(a)(9)-2 of the Proposed Income Tax Regulations.

Article 11 - Annual Reports

The Company will furnish annual calendar year reports concerning the status of this Contract.

Article 12 - Code Requirements

The provisions of this Endorsement are intended to comply with the requirements of the Code and applicable regulations for IRAs under Section 408(b) of the Code. The Company reserves the right to amend the Contract and this Endorsement from time to time, without the Owner's consent, when such amendment is necessary to assure continued qualification of this Contract as an IRA under Section 408(b) of the Code (and any successor provision) as in effect from time to time. The Owner has the right to refuse to accept any such amendment; however, we shall not be held liable for any tax consequences incurred by the Owner as a result of such refusal.


For GE CAPITAL LIFE ASSURANCE COMPANY OF NEW YORK